Exhibit 4.1

THIRD SUPPLEMENTAL INDENTURE

Third Supplemental Indenture (this “Third Supplemental Indenture”), dated as of February 6, 2009 (the “Effective Date”), by and among Forbes Energy Services LLC, a Delaware limited liability company (the “Company”), Forbes Energy Capital Inc., a Delaware corporation (“Capital,” together with the Company, the “Issuers”), the Guarantors (as defined below) and Wells Fargo Bank, National Association, as Trustee (in such capacity, the “Trustee”) and Collateral Agent (in such capacity, the “Collateral Agent”) under that certain Indenture, dated as of February 12, 2008 (the “Original Indenture”), such Original Indenture having previously been supplemented by the Supplemental Indenture, dated as of May 29, 2008 (the “First Supplemental Indenture”) and the Supplemental Indenture, dated as of October 6, 2008 (together with the Original Indenture and the First Supplemental Indenture, the “Indenture”), in each case, between the Issuers, the Guarantors listed therein or added thereto by supplement, (the “Guarantors,” and together with the Issuers, the “Obligors”) and the Trustee.

WITNESSETH

WHEREAS, the Issuers have $205 million aggregate principal amount of 11% Senior Secured Notes due 2015 (the “Notes”) issued and outstanding under the Indenture;

WHEREAS, the Obligors desire to supplement the Indenture to (a) amend certain covenants and other terms or provisions contained in the Indenture and (b) add certain new covenants and provisions to the Indenture;

WHEREAS, Section 9.02 of the Indenture provides, among other things, that the Indenture may be amended or supplemented and any compliance with any provision of the Indenture may be waived, in each case with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes;

WHEREAS, Section 9.03 of the Indenture provides, among other things, that every amendment or supplement to the Indenture will be set forth in an amended or supplemental indenture that complies with the Trust Indenture Act as then in effect;

WHEREAS, pursuant to a consent solicitation by the Issuers, Wells Fargo Bank, National Association, as Tabulation Agent, received consents of Holders of at least a majority in aggregate principal amount of the then outstanding Notes not owned by the Obligors or an affiliate of the Obligors consenting to the amendments to the Indenture that require such consent, which amendments are set forth in Section 2(a) hereof;

WHEREAS, in order to induce the Holders of the Notes to grant such consent, the Issuers have agreed to certain other amendments that provide additional rights or benefits to the Holders of the Notes, which amendments are set forth in Sections 2(b) – (f) hereof; and

WHEREAS, upon the execution and delivery of this Third Supplemental Indenture,

all things necessary to make this Third Supplemental Indenture a valid and legally binding agreement of each of the Obligors will have been done;

NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party hereto agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders:

SECTION 1. Capitalized Terms. Capitalized terms used herein without definition shall have the respective meanings assigned to them in the Indenture.

SECTION 2. Amendments to the Indenture. The Indenture is hereby amended as follows:

(a) Amendment to the Definition of “Net Income.” The definition of “Net Income” set forth in Section 1.01 of the Indenture is hereby amended by inserting, at the end of the definition as additional exclusions from Net Income, the following:

“(3) for all purposes, except with respect to (A) any Restricted Payments described in the first clause (1) of Section 4.13(a) that would otherwise be permitted to be made pursuant to the second clause (3) of Section 4.13(a), (B) the definition of “Excess Cash Flow” and (C) the associated application of the Excess Cash Flow Offer covenant contained in Section 4.12, any non-cash charge or loss from the impairment writedowns or writeoffs of noncurrent assets required to be made in accordance with GAAP; and

(4) for all purposes, except with respect to (A) any Restricted Payments described in the first clause (1) of Section 4.13(a) that would otherwise be permitted to be made pursuant to the second clause (3) of Section 4.13(a), (B) the definition of “Excess Cash Flow” and (C) the associated application of the Excess Cash Flow Offer covenant contained in Section 4.12, any non-cash item classified as an extraordinary, unusual or nonrecurring gain, loss or charge, including any non-cash deferred tax expense related to the effect of recognizing deferred tax items upon a change in tax status.”

(b) Amendment to the Definition of “Permitted Lien.” The definition of “Permitted Liens” set forth in Section 1.01 of the Indenture is hereby amended by deleting paragraph (11) of the definition and replacing it in its entirely with the following:

“(11) Liens created for the benefit of (or to secure) the Notes and all other Obligations under this Indenture, the Collateral Agreements and the Note Guarantees, excluding, however, any Liens on Collateral created for the benefit of (or to secure) any Additional Notes;”

(c) Amendment to Section 4.12. Section 4.12 of the Indenture shall be amended as follows:

(1) Subsection 4.12(a) of the Indenture shall be amended by inserting the phrase, “, purchases by tender offer in compliance with Regulation 14D of the Exchange Act” after the words “open market purchases” in the paragraph comprising such subsection.

(2) Subsection 4.12(b) of the Indenture shall be amended by inserting the phrase, “, repurchased in a tender offer in compliance with Regulation 14D of the Exchange Act” after the words “in the open market” in the fourth sentence of such paragraph comprising such subsection.

(d) Amendment to Subsection 4.14(a). Subsection 4.14(a) of the Indenture is amended by inserting, at the end of the paragraph comprising such subsection, the following sentence:

“Notwithstanding the foregoing, except for such Liens otherwise permitted under this Indenture, any new Indebtedness otherwise permitted under this subsection 4.14(a) may not be secured by any Lien on Collateral.”

(e) Amendment to Section 4.15. Section 4.15 of the Indenture shall be amended as follows:

(1) The lead-in paragraph to Section 4.15 of the Indenture shall be deleted in its entirety and replaced with the following:

“Any New Parent will not, the Company will not and neither of them will permit any of their Restricted Subsidiaries to make or commit to make any Capital Expenditure, except Adjusted Capital Expenditures not exceeding the amount set forth in the table below for such period; provided that (1)(a) the amount of Adjusted Capital Expenditures permitted for fiscal periods ending in 2009 and 2010 may increase beyond the amount set forth in the table below by the amount calculated in accordance with subsection (B) of the second clause (3) in Section 4.13(a) and (b) for all other fiscal periods may increase beyond the amount set forth below by the amount calculated in accordance with the second clause (3) in Section 4.13(a), provided that any such increase in Adjusted Capital Expenditures made with such amounts calculated in accordance with clause (1)(a) and (b) above will be excluded from the sum of the amounts in such clause (3) in Section 4.13(a)(3); (2) the quarterly base amount set forth in the table below for quarters ending in 2010 will be reduced to $11.25 million for any quarter where, in the quarter immediately preceding such quarter, either (A) the average daily spot price for WTI crude oil at Cushing, OK was less than $80 per barrel or (B) the average daily spot price for natural gas at Henry Hub was less than $8.00 per MMbtu, in each case as quoted on the New York Mercantile Exchange (or its successor); (3) if the amount of Adjusted Capital Expenditures permitted for any quarter in 2010 has been reduced in accordance with the immediately preceding clause (2), any New Parent, the Company or any Restricted Subsidiaries will be able to increase the amount of Adjusted Capital Expenditures permitted in any such quarter or any subsequent quarter of 2010 in the aggregate by $0.25 for each $1.00 any New Parent, the Company or any Restricted Subsidiary spends (not including for this purpose any amount that may be spent in accordance with the Issuers’ obligations under Section 4.29) to repurchase Notes for cash from Holders in 2010 that are then retired; (4) if the amount of Adjusted Capital Expenditures actually made by any New Parent, the Company and the Restricted Subsidiaries in any quarter ending in 2010 is less than the amount of Adjusted Capital Expenditures permitted for such quarter, the amount of Adjusted Capital Expenditures permitted for subsequent calendar quarters in 2010 (in the aggregate) will be increased by the amount of the unused, although permitted, Adjusted Capital Expenditures for such quarter; and (5) up to $10 million of Adjusted Capital Expenditures permitted in any year pursuant to this Section 4.15, but not used in such year, will be carried forward to the immediately subsequent year and will increase the amount of permitted Adjusted Capital Expenditures for such subsequent year, provided that any such amount carried forward shall be used before any other Adjusted Capital Expenditures permitted in such immediately subsequent year and, if not used, shall expire at the end of such immediately subsequent year.”

(2) The entries for 2009 and 2010 in the table set forth in Section 4.15 of the Indenture shall be deleted in their entirety and replaced with the following:

Period	Amount
Fiscal Year ending December 31, 2009	$35 million, as a base amount.

Fiscal Year 2010

Quarter ending March 31, 2010	$21.25 million, as a base amount.

Quarter ending June 30, 2010	$21.25 million, as a base amount.

Quarter ending September 30, 2010	$21.25 million, as a base amount.

Quarter ending December 31, 2010	$21.25 million, as a base amount.

(f) Addition of Section 4.29. The following is hereby added as Section 4.29 of the Indenture and is titled “Note Repurchases and Offer”:

“The Issuers are required to spend an aggregate of $2 million in cash to repurchase Notes during the first quarter of 2009 and to spend an additional aggregate of $8 million in cash to repurchase Notes by the end of the second quarter of 2010, in either case by purchasing Notes in the open market or by a tender offer in compliance with Regulation 14D of the Exchange Act. Notwithstanding the foregoing, if the Company offers to repurchase Notes, either in the open market or by such a tender offer, at a price of at least 100% of the principal amount per Note, and in such aggregate principal amount that when taken together with Notes actually repurchased in the first quarter of 2009 or by the end of the second quarter of 2010, respectively, equals the total principal amount required for such period, but is not able to repurchase the total principal amount required for such period despite the offer to do so, the Company shall be deemed to be in compliance with its obligations hereunder, with respect to such period. Any Notes repurchased in 2009 and 2010 pursuant to this Section 4.29 will reduce the amount of any purchases of Notes required to be made in such years under Section 4.12.”

SECTION 3. Effectiveness. Except as set forth in the following sentence, this Third Supplemental Indenture shall become effective as of the Effective Date. The amendment to the Indenture described in Section 2(a) of this Third Supplemental Indenture will be effective from and after the Issue Date.

SECTION 4. Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the parties hereto and their successors and assigns and the Holders, any legal or equitable right, remedy or claim under or in respect of this Third Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 5. Governing Law. This Third Supplemental Indenture shall be governed by, and construed in accordance with the laws of the State of New York.

SECTION 6. Ratification of Indenture; Third Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Third Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 7. Successors and Assigns. All of the covenants, stipulations, promises and agreements in this Third Supplemental Indenture contained by or on behalf of the Obligors shall bind their successors and assigns, whether so expressed or not.

SECTION 8. Counterparts. The parties hereto may sign one or more copies of the Third Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 9. Headings. The headings of the Sections in this Third Supplemental

Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

SECTION 10. Severability. In case any one or more of the provisions in this Third Supplemental Indenture shall be held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

SECTION 11. Trustee. The Trustee makes no representations as to the validity or sufficiency of this Third Supplemental Indenture. The recitals and statements herein are deemed to be those of the Obligors and not of the Trustee.

SECTION 12. Trust Indenture Act Controls. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by the TIA, which apply to the Indenture and to this Third Supplemental Indenture and is incorporated by reference therein and herein. If any provision of this Third Supplemental Indenture limits, qualifies or conflicts with the duties imposed by TIA §318(c), the imposed duties will control.

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IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed, all as of the date first above written.

FORBES ENERGY SERVICES LLC, as an Issuer

By:	/s/ L. Melvin Cooper
L. Melvin Cooper, Senior Vice President and Chief Financial Officer

FORBES ENERGY CAPITAL INC., as an Issuer

By:	/s/ L. Melvin Cooper
L. Melvin Cooper, Senior Vice President and Chief Financial Officer

FORBES ENERGY SERVICES LTD., as a Guarantor

By:	/s/ L. Melvin Cooper
L. Melvin Cooper, Senior Vice President and Chief Financial Officer

C.C. FORBES, LLC, as a Guarantor

By:	/s/ L. Melvin Cooper
L. Melvin Cooper, Senior Vice President and Chief Financial Officer

TX ENERGY SERVICES, LLC, as a Guarantor

By:	/s/ L. Melvin Cooper
L. Melvin Cooper, Senior Vice President and Chief Financial Officer

SUPERIOR TUBING TESTERS, LLC, as a Guarantor

By:	/s/ L. Melvin Cooper
L. Melvin Cooper, Senior Vice President and Chief Financial Officer

FORBES ENERGY INTERNATIONAL, LLC, as a Guarantor

By:	/s/ L. Melvin Cooper
L. Melvin Cooper, Senior Vice President, Chief Financial Officer and Assistant Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Martin Reed
Vice President